Exhibit 99.1

Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  Vasogen Announces Third Quarter 2005 Results

Toronto, Ontario (October 12, 2005) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) today reported the results of operations for the third quarter of 2005. Comparative figures relate to the three- and nine-month periods ending August 31, 2005, and to the three- and nine-month periods ending August 31, 2004. All dollar amounts referenced herein are in Canadian dollars, unless otherwise stated.

Cash, cash equivalents, and marketable securities held to maturity totalled $65.1 million, or approximately US$54.8, at August 31, 2005, compared with $73.0 million at year-end. The decrease is a result of cash used in operations during the nine months ended August 31, 2005 exceeding the net proceeds received from the financing that was completed February 2, 2005. Our cash position was supplemented in October by the net proceeds from our US$40 million convertible note financing.

In line with guidance, our cash used in operations for the third quarter was $17.4 million, or approximately US$14.2 million, and for the nine months ended August 31, 2005 was $51.6 million, or approximately US$42 million.

The loss for the third quarter of 2005 was $24.1 million, or $0.30 per share, compared to a loss of $19.6 million, or $0.27 per share, in the third quarter of 2004. For the nine months ended August 31, 2005, the loss was $69.0 million, or $0.87 per share, compared to a loss of $45.8 million, or $0.67 per share, for the comparable period in 2004. The increased loss over the comparable period in 2004 resulted mainly from higher costs associated with the expansion of our phase III clinical programs. The difference between cash used in operations and our accounting loss includes such non-cash items as option grant expense, amortization expense, and accrued expenses related to our phase III clinical trials.

Research and development expenditures totalled $17.2 million in the third quarter of 2005, compared to $13.9 million in the third quarter of 2004. For the nine months ended August 31, 2005, these expenditures were $54.7 million, compared to $36.2 million for the comparable period in 2004. This increase in research and development spending results primarily from expanded clinical trial activity, including the increased number of clinical sites participating in our phase III ACCLAIM trial in chronic heart failure and the significantly higher level of patient enrollment into both our ACCLAIM trial and our phase III SIMPADICO trial in peripheral arterial disease, when compared to the same period in 2004.

General and administration expenditures totalled $5.2 million for the third quarter of 2005, compared to $4.1 million for the third quarter of 2004. For the nine months ended August 31, 2005, these expenditures were $16.6 million, compared to $11.2 million for the comparable period in 2004. The majority of the increase in general and administration expenditures resulted from infrastructure and other support costs, which have increased to support our advancing clinical programs, and for corporate, marketing, regulatory, and business development activities associated with planning for the commercialization of our products.

Our functional currency is the Canadian dollar. The funds raised in the financings that we completed in 2005 and 2004 were primarily in U.S. dollars and we are holding U.S. dollars in anticipation of the significant U.S. dollar research and development expenses that we expect to incur in connection with executing our phase III clinical trials. Although fluctuations in the U.S./Canadian exchange rate can be significant from an accounting perspective, they do not affect our ability to pay U.S. dollar denominated research and development expenditures. Our statement of operations includes a foreign exchange loss for the three months ended August 31, 2005 and August 31, 2004, as a result of the weakening of the U.S. dollar relative to our reporting currency, the Canadian dollar, during these periods and a foreign exchange gain for the nine months ended August 31, 2005 and August 31, 2004, as a result of the strengthening of the U.S. dollar relative to our reporting currency, the Canadian dollar, during these periods.

An expanded Management's Discussion and Analysis for the quarter is accessible on Vasogen's web site at www.vasogen.com.

Highlights

      o At the end of August, we announced that the pivotal phase III SIMPADICO trial, which is designed to further investigate the use of Celacade(TM) technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease, is being closed out early at 50 centers in North America. The decision to close out the trial was based on a recommendation received from the SIMPADICO Steering Committee. The Steering Committee's recommendation was based on a recommendation by the trial's External Safety and Efficacy Monitoring Committee (ESEMC) who cited a potential safety signal and the absence of a sufficiently strong efficacy signal to warrant the continuance of the study. Based on the Steering Committee's own review, and the findings of an independent expert, the Steering Committee concluded that no safety concern existed. However, given that the ESEMC's analysis also incorporated efficacy information and all patients had completed the assessments necessary for the analysis of the primary endpoint, the Steering Committee recommended the early close out of the trial. It is important to note that the preliminary and limited efficacy evaluation conducted by the ESEMC was performed on a database that remains in the process of being cleaned and validated and is therefore still subject to change. As a result of this, neither the SIMPADICO Steering Committee nor the Company are in a position to reach any conclusions regarding the outcomes of the study and remain blind to the study data pending full database lock. We expect that the initial results of the SIMPADICO study will be made available in late 2005 following data analysis.

      o In September, during a symposium at the 9th Annual Scientific Meeting of the Heart Failure Society of America, Guillermo Torre-Amione, MD, PhD, Medical Director, The Methodist DeBakey Heart Center, and principal investigator for the U.S. arm of the ACCLAIM trial, reported that the preliminary baseline characteristics of patients enrolled in the pivotal phase III ACCLAIM study were consistent with those of patients in our previous phase II trial and that this bodes well for the ability to demonstrate the effect of Celacade technology on mortality and morbidity in chronic heart failure. As previously reported, our phase II trial demonstrated a significant reduction in the risk of death and hospitalizations for patients who received Celacade versus placebo. Dr. Torre-Amione also reported that the fully enrolled ACCLAIM trial remains on schedule for completion in late 2005, with results to be made available following database lock and data analysis.

      o We successfully completed our phase I clinical trial of VP025, the lead drug candidate from our VP series of drugs. The double-blind, placebo-controlled, phase I dose-escalation trial of VP025 examined the safety and tolerability of three doses of VP025 in 24 healthy volunteers. Multiple administrations of either low, mid, or high doses of VP025 were shown to be safe and well tolerated when compared to placebo and no drug-related serious adverse events were reported. VP025 is being developed to target the chronic inflammation within the central nervous system that is associated with a number of neurological diseases.

      o On October 7, 2005, we announced a private placement of US$40 million of senior convertible notes to several institutional investors. This transaction adds considerable strength to our financial position as we approach the release of results from both our phase III trials and continue with preparations for the commercialization of our Celacade technology. The notes, which were issued through our wholly owned Irish subsidiary, bear an annual interest rate of 6.45%, mature in two years, and may be extended to five years upon the occurrence of certain events. At our sole option and subject to certain conditions, we may repay the principal amount in any combination of cash or common shares, and we may, from time to time elect to accelerate the amortization payments. The notes are convertible at the investors' option at any time into our common shares at a price of US$3.00. We believe that this financing structure provides us with the greatest flexibility on a going forward basis.

      As previously announced, a conference call will be conducted on October 12, 2005, at 4:30 p.m. Eastern Time. The conference call may be accessed by calling 416-695-5259 or 1-877-461-2816 ten minutes prior to the call. An audio web cast of the event will also be available at www.vasogen.com. A re-broadcast of the conference call may be accessed by calling 1-888-330-1960, pin code 6691, and will also be available at www.vasogen.com.

      About Vasogen:

      Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company's lead product, the Celacade(TM) technology, is currently in two pivotal phase III clinical trials designed to support regulatory approval in North America and commercialization in North America and Europe. The 550-patient pivotal phase III SIMPADICO trial, which is designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease, is being closed out at 50 centers in North America and is expected to report initial results in late 2005. The 2,400-patient pivotal phase III ACCLAIM trial, designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure, is fully enrolled and ongoing at 176 clinical centers in North America, Europe, and Israel. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

This press release and upcoming conference call contain forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

               Interim Consolidated Financial Statements to Follow

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

--------------------------------------------------------------------------------------------------
                                                                       August 31,     November 30,
                                                                             2005             2004
--------------------------------------------------------------------------------------------------
                                                                      (Unaudited)
Assets

Current assets:
     Cash and cash equivalents (note 2)                             $      65,073    $       5,336
     Marketable securities (note 3)                                            --           67,651
     Clinical supplies                                                      2,043            2,804
     Tax credits recoverable                                                1,120            1,596
     Prepaid expenses and deposits                                            482            1,850
--------------------------------------------------------------------------------------------------
                                                                           68,718           79,237

Property and equipment                                                      1,179              967

Deferred financing costs                                                      569               --

Acquired technology                                                           570              759

--------------------------------------------------------------------------------------------------
                                                                    $      71,036    $      80,963
==================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                               $       8,855    $       8,120
     Accrued liabilities                                                   18,966            7,168
     Accrued loss on forward exchange contracts (note 8)                       --            5,220
     ---------------------------------------------------------------------------------------------
                                                                           27,821           20,508

Shareholders' equity (note 4):
     Share capital:
         Authorized:
              Unlimited common shares, without par value
         Issued and outstanding:
              81,481,250 common shares
                (November 30, 2004 - 72,331,286)                          295,003          245,465
     Warrants                                                               1,456            1,456
     Options                                                                7,248            1,199
     Contributed surplus                                                      217               --
     Deficit                                                             (260,709)        (187,665)
     ---------------------------------------------------------------------------------------------
                                                                           43,215           60,455

--------------------------------------------------------------------------------------------------
                                                                    $      71,036    $      80,963
==================================================================================================

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)
(Unaudited)

-------------------------------------------------------------------------------------------------
                                                                                      Period from
                                                                                      December 1,
                                       Three months ended          Nine months ended      1987 to
                                             August 31,                August 31,      August 31,
                                         2005         2004         2005         2004         2005
-------------------------------------------------------------------------------------------------
Expenses:
     Research and development       $  17,217    $  13,865    $  54,698    $  36,172    $ 179,226
     General and administration         5,213        4,056       16,585       11,175       80,380
     Foreign exchange loss (gain)       2,243        2,127         (573)        (510)       9,035
-------------------------------------------------------------------------------------------------

Loss before the undernoted            (24,673)     (20,048)     (70,710)     (46,837)    (268,641)

Investment income                         604          401        1,672        1,026        9,442
-------------------------------------------------------------------------------------------------

Loss for the period                   (24,069)     (19,647)     (69,038)     (45,811)    (259,199)

Deficit, beginning of period:
     As originally reported          (236,640)    (139,279)    (187,665)    (113,115)      (1,510)
     Change in accounting for
       stock-based compensation
       (note 1)                            --           --       (4,006)          --           --
     --------------------------------------------------------------------------------------------
     As restated                     (236,640)    (139,279)    (191,671)    (113,115)      (1,510)

-------------------------------------------------------------------------------------------------
Deficit, end of period              $(260,709)   $(158,926)   $(260,709)   $(158,926)   $(260,709)
=================================================================================================

Basic and diluted loss per share
   (note 5)                         $   (0.30)   $   (0.27)   $   (0.87)   $   (0.67)

=================================================================================================

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

-------------------------------------------------------------------------------------------------------
                                                                                            Period from
                                                                                            December 1,
                                              Three months ended         Nine months ended      1987 to
                                                   August 31,                August 31,      August 31,
                                               2005         2004         2005         2004         2005
-------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Loss for the period                  $ (24,069)   $ (19,647)   $ (69,038)   $ (45,811)   $(259,199)
     Items not involving cash:
         Amortization                           150          104          439          313        4,725
         Services provided for
           common shares                         --           --           --           --        2,449
         Unrealized foreign
           exchange loss (gain)               2,926        1,978           54         (910)       9,638
         Stock compensation                     922          105        2,389          307        7,281
         Other                                   --           --           --           --          (35)
     Change in non-cash
       operating working capital              2,664        4,278       14,569        3,945       23,579
     --------------------------------------------------------------------------------------------------
                                            (17,407)     (13,182)     (51,587)     (42,156)    (211,562)

Financing:
     Shares issued for cash                      --           --       52,502       76,913      285,907
     Share issue costs                           --           --       (3,720)      (5,625)     (20,984)
     Options and warrants exercised
       for cash                                 160           24          627          685       24,610
     Issue of convertible debt, net              --           --           --           --          622
     Payable to related parties                  --           --           --           --         (234)
     --------------------------------------------------------------------------------------------------
                                                160           24       49,409       71,973      289,921

Investments:
     Increase in acquired technology             --           --           --           --       (1,283)
     Increase in property and equipment        (148)        (128)        (462)        (379)      (2,365)
     Purchases of marketable
       securities                                --         (401)          --      (74,514)    (221,768)
     Settlement of forward exchange
       contracts                                428           --       (4,602)          --       (4,602)
     Maturities of marketable
       securities                                --       15,483       67,651       43,132      217,598
     --------------------------------------------------------------------------------------------------
                                                280       14,954       62,587      (31,761)     (12,420)

Foreign exchange loss on
   cash held in foreign currency             (3,544)         (22)        (672)         (13)        (866)
-------------------------------------------------------------------------------------------------------

Increase (decrease) in cash
   and cash equivalents                     (20,511)       1,774       59,737       (1,957)      65,073

Cash and cash equivalents,
   beginning of period                       85,584          745        5,336        4,476           --

-------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period                          $  65,073    $   2,519    $  65,073    $   2,519    $  65,073
=======================================================================================================

Non-cash financing activity:
     Fair value of options exercised      $      34    $      --    $     129    $      --    $     129

=======================================================================================================

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2005
(Unaudited)

--------------------------------------------------------------------------------

Since its inception, the Company has been engaged in the research and commercial development of product candidates for the treatment of disease and has had no commercial operations. Accordingly, the Company is considered a development stage enterprise and the consolidated statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 (the date development operations commenced) to August 31, 2005. The operations of the Company are not subject to any seasonality or cyclicality factors. All amounts are expressed in Canadian dollars unless otherwise noted.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which, except as described in note 9, conform, in all material respects, with accounting principles generally accepted in the United States ("United States GAAP").

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP for interim financial statements and do not conform in all respects to the requirements for Canadian GAAP for annual financial statements. These interim consolidated financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended November 30, 2004.

The continuation of the Company's research and development activities and the commercialization of its CelacadeTM medical device technology is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financing and payments from strategic partners. The Company's current level of cash and short-term investments is sufficient to execute the Company's current planned expenditures for the next 12 months.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2005
(Unaudited)

--------------------------------------------------------------------------------

1.    Significant accounting policies:

      These unaudited interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements, except for the following:

      Change in accounting policy:

      Effective December 1, 2004, the Company adopted the amendment to The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("Section 3870"). Prior to December 1, 2004, the Company used the settlement method to account for amounts to employees, officers and directors. Under this method, no compensation expense was recognized under the stock option plan when stock options were issued to these individuals. Adoption of Section 3870 will require the Company to expense, over the vesting period, the fair value of all employee stock-based awards granted or modified since December 1, 2002. Fair value is determined using the Black-Scholes option pricing model. Pursuant to the transitional provisions of Section 3870, the Company applied this change retroactively, without restatement of prior periods. The impact of the Company's adoption of this new accounting standard was a charge to opening deficit of $4,006,000 with corresponding increases of $55,000 to share capital for those stock options exercised prior to December 1, 2004 and $3,951,000 to options for those vested options not yet exercised at December 1, 2004.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2005
(Unaudited)

--------------------------------------------------------------------------------

2.    Cash and cash equivalents:

      At August 31, 2005, $48,831,503 (November 30, 2004 - nil) of corporate bonds, commercial paper and medium-term notes included in cash and cash equivalents were held in U.S. dollar-denominated investments aggregating U.S. $41,135,122 (November 30, 2004 - nil).

      At August 31, 2005, the carrying values of corporate bonds, commercial paper and medium-term notes approximated their quoted market values. Marketable securities held at August 31, 2005 have varying original terms to maturity less than three months.

3.    Marketable securities:

      Marketable securities are stated at amortized cost plus accrued interest. The fair value of marketable securities approximates the carrying amount. The Company regularly reviews the carrying value of its investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations and deficit. Interest income is recognized on an effective yield basis.

      -------------------------------------------------------------------------------------------------------
                                                Less than   Greater than
                                                 one year       one year                             Yield to
      August 31, 2005                          maturities     maturities            Total            maturity
      -------------------------------------------------------------------------------------------------------
      Corporate bonds, commercial
        paper and medium-term notes           $        --      $      --       $       --                  --

      =======================================================================================================

      -------------------------------------------------------------------------------------------------------
                                                Less than   Greater than
                                                 one year       one year                             Yield to
      November 30, 2004                        maturities     maturities            Total            maturity
      -------------------------------------------------------------------------------------------------------

      Corporate bonds, commercial
        paper and medium-term notes           $    67,651      $      --       $   67,651       1.50% - 2.56%

      =======================================================================================================

      At August 31, 2005, nil (November 30, 2004 - $18,355,283) of marketable securities were held in U.S. dollar-denominated investments aggregating nil (November 30, 2004 - U.S. $15,479,241). Marketable securities held at November 30, 2004 had varying maturities from one to five months.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2005
(Unaudited)

--------------------------------------------------------------------------------

4.    Shareholders' equity:

      (a) Common shares:

          ---------------------------------------------------------------------
                                                     Number of
                                                        shares           Amount
          ---------------------------------------------------------------------

          Balance, November 30, 2004                    72,331     $    245,465
          Issued for cash                                9,005           52,502
          Issued for options exercised                     145              627
          Fair value of options exercised prior
             to December 1, 2004 (note 1)                    -               55
          Fair value of options exercised during
             the nine months ended August 31, 2005           -               74
          Share issue costs                                  -           (3,720)

          ---------------------------------------------------------------------
          Balance, August 31, 2005                      81,481     $    295,003
          =====================================================================

          On February 2, 2005, the Company issued 9,005,000 common shares for gross proceeds of $52.5 million (U.S. $42.3 million) (net proceeds of $48.8 million after costs of issuance of $3.7 million).

      (b) Stock-based compensation:

          As at August 31, 2005, there were 2,843,925 (November 30, 2004 - 660,121) options available for grant.

          ---------------------------------------------------------------------
                                                                       Weighted
                                                                        average
                                                                       exercise
                                                     Options              price
          ---------------------------------------------------------------------

          Outstanding, November 30, 2004               3,518          $    6.01
          Issued                                         955               5.17
          Exercised                                     (145)              4.33
          Cancelled                                     (330)              6.64

          ---------------------------------------------------------------------
          Outstanding, August 31, 2005                 3,998               5.82
          =====================================================================

          Exercisable, August 31, 2005                 2,519          $    5.91

          =====================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2005
(Unaudited)

--------------------------------------------------------------------------------

4.    Shareholders' equity (continued):

           The table above includes 155,869 options granted to non-employees during the nine months ended August 31, 2005 for a fair value of $481,848.

           The following table provides information on options outstanding and exercisable as of August 31, 2005:

           ---------------------------------------------------------------------------------------------------
                                                  Options outstanding                  Options exercisable
                                      ------------------------------------------    --------------------------
                                                                        Weighted
                                                        Weighted         average                      Weighted
                                                         average       remaining                       average
           Exercise                        Number       exercise     contractual         Number       exercise
           price                      outstanding          price    life (years)    exercisable          price
           ---------------------------------------------------------------------------------------------------
           $2.78 - $ 2.39                     386       $   2.86             2.0            253        $  2.87
           $3.40 - $ 5.65                   2,146           4.83             5.1          1,219           4.67
           $5.66 - $ 9.04                   1,014           7.35             3.4            779           7.47
           $9.05 - $11.30                     452           9.58             2.4            268           9.84

           ---------------------------------------------------------------------------------------------------
                                            3,998           5.82             4.1          2,519           5.91
           ===================================================================================================

           The fair value of stock-based compensation has been estimated at the grant date under the following assumptions:

           ---------------------------------------------------------------------------------------------------
                                                                                         Nine months ended
                                                                                             August 31,
           ---------------------------------------------------------------------------------------------------
                                                                                         2005             2004
           ---------------------------------------------------------------------------------------------------
           Dividend yield                                                                 --               --
           Weighted average risk-free interest rate                                     3.74%            4.49%
           Volatility factor of the expected market
              price of the Company's common shares                                     67.56%           82.00%
           Weighted average expected life of the options                            4.8 years        4.4 years

           ===================================================================================================

           The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2005 was $3.32.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2005
(Unaudited)

--------------------------------------------------------------------------------

4.    Shareholders' equity (continued):

      (c) Warrants:

           As at August 31, 2005, the warrants which are outstanding and exercisable are as follows:

           ---------------------------------------------------------------------

           Outstanding, November 30, 2004                                    985
           Issued                                                             --
           Exercised                                                          --
           Expired or cancelled                                               --

           ---------------------------------------------------------------------
           Outstanding, August 31, 2005                                      985
           =====================================================================

           Exercisable, August 31, 2005                                      985

           =====================================================================

           Of the warrants outstanding at August 31, 2005, 360,000 are exercisable at a price of U.S. $4.69 per share and expire on July 2, 2006, and 625,237 are exercisable at a price of Cdn. $12.73 per share and expire on November 6, 2006.

       (d) Deferred share units:

           Effective January 1, 2004, the Company established a plan to grant deferred share units ("DSUs") to its non-management directors and reserved a maximum of 250,000 common shares for issuance under the plan. Under this plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and, in lieu thereof, will receive the number of DSUs which is equivalent in value to the remuneration deferred. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on The Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2005
(Unaudited)

--------------------------------------------------------------------------------

4.    Shareholders' equity (continued):

           As of the date of the grant, the fair value of the DSU, being the fair market value of the Company's common shares at that date, is recorded as a liability on the Company's balance sheet. The value of the DSU liability is adjusted to reflect changes in the market value of the Company's common shares at each period end.

           The Company recorded $220,000 in compensation expense relating to 38,403 DSUs granted during the 9 months ended August 31, 2005 for services rendered during the period.

           As at August 31, 2005, 69,181 (November 30, 2004 - 26,270) DSUs are
           issued and outstanding with a value of $172,261, based upon the market value of the Company's common shares at August 31, 2005.

5.    Loss per share:

      Basic and diluted loss per share:

      ---------------------------------------------------------------------------------------------
                                            Three months ended                  Nine months ended
                                                August 31,                         August 31,
                                           2005             2004              2005             2004
      ---------------------------------------------------------------------------------------------
      Weighted average number
         of common shares
         outstanding:
           Basic                         81,478           72,118            79,322           68,729

      =============================================================================================

      Loss per share:
           Basic and diluted         $    (0.30)      $    (0.27)       $    (0.87)       $   (0.67)

      =============================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2005
(Unaudited)

--------------------------------------------------------------------------------

6.    Related party transactions:

      During the three and nine months ended August 31, 2005, Quest Diagnostics, a company that owns 3.8% of the Company's common shares, provided central laboratory testing and related services to the Company under the terms of a Clinical Trial Services agreement. The cost of these services, aggregating $628,804 and $1,565,000, respectively (three months ended August 31, 2004 - $145,200; nine months ended August 31, 2004 - $283,400;
      December 1, 1987 to May 31, 2005 - $2,094,031) was charged to research and development expense. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties. At August 31, 2005, the Company owed Quest Diagnostics $407,646 (November 30, 2004 - $92,270) for such fees, which is included in accounts payable and accrued liabilities.

7.    Segment information:

      The Company operates in one business segment, being the development of products targeting chronic inflammation. The property and equipment are primarily located in Canada and the acquired technology is located in Ireland.

8.    Fair values of financial instruments:

      In May 2005 and July 2005, the Company  entered into two forward  exchange
      contracts   to  sell,   in   aggregate,   U.S.   $2,425,800   to   acquire
      (euro)2,000,000 in September and October 2005.

      In July 2005, the Company entered into two forward exchange contracts to purchase, in aggregate, U.S. $791,471 for (euro)650,000 in October 2005.

      The fair values of these instruments at August 31, 2005 is an asset of $38,334, which has been included in prepaid expenses. The forward exchange contracts outstanding at November 30, 2004 matured in December 2004 and April 2005.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2005
(Unaudited)

--------------------------------------------------------------------------------

9.    Reconciliation   with  United   States   generally   accepted   accounting
      principles:

      The interim consolidated financial statements of the Company as at August 31, 2005 and for the three months and nine months ended August 31, 2005 and 2004 and the period from December 1, 1987 to August 31, 2005 have been prepared in accordance with Canadian GAAP for interim financial reporting, which differ from United States GAAP.

      The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's interim consolidated financial statements as at August 31, 2005 and for the nine months ended August 31, 2005 and 2004 and for the period from December 1, 1987 to August 31, 2005.

      (a) Consolidated statements of operations and deficit:

          -------------------------------------------------------------------------------------------------
                                                                                                Period from
                                                                                                December 1,
                                                      Nine months ended                             1987 to
                                                             August 31,                          August 31,
                                                                   2005             2004               2005
          -------------------------------------------------------------------------------------------------
          Loss for the period per
             Canadian GAAP                                   $  (69,038)       $ (45,811)       $  (259,199)
          Adjustments:
               Technology cost ((b)(i))                              --               --             (4,081)
               Technology amortization ((b)(i))                     190              190              3,512
               Non-employee stock options ((b)(ii))                 (76)            (102)            (3,393)
               Performance-based options ((b)(iv))                   31             (209)              (278)
               Employee stock options ((b)(iv))                   1,983               --              5,989
               Warrants issued to acquire
                 technology ((b)(iii))                               --               --                (61)

          -------------------------------------------------------------------------------------------------
          Loss for the period per
             United States GAAP                              $  (66,910)       $ (45,932)       $  (257,511)
          =================================================================================================

          Weighted average number of
             common shares under
             United States GAAP                                  79,322           68,729

          =================================================================================================

          Basic and diluted loss per share under
             United States GAAP                              $   (0.84)        $   (0.67)

          =================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2005
(Unaudited)

--------------------------------------------------------------------------------

9. Reconciliation with United States generally accepted accounting principles (continued):

      (b) Consolidated balance sheets:

          --------------------------------------------------------------------------------------------------------
                                                                       August 31, 2005         November 30, 2004
          --------------------------------------------------------------------------------------------------------
                                                                                  United                    United
                                                                     Canada       States       Canada       States
          --------------------------------------------------------------------------------------------------------
          Acquired technology (i)                                 $     570    $      --    $     759    $      --
          Share capital warrants and
             options (ii) (iii) (iv)                                303,924      301,667      248,120      251,807
          Deficit, end of period (i) (ii) (iii) (iv)               (260,709)    (259,021)    (187,665)    (192,111)
          Deficit, accumulated during
             development stage (i) (ii) (iii) (iv)                 (259,199)    (257,511)    (186,155)    (190,601)

          ========================================================================================================

          (i) Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology had not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.

          (ii) Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123, Accounting for Stock-based Compensation ("SFAS No. 123"), requires the recognition of compensation costs for stock options and warrants, issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board and other consultants and advisors, at fair value. The fair value of the non-employee stock options and warrants granted after December 15, 1995 has been estimated using the Black-Scholes option pricing model based on the assumptions set out in note 4(b) to the interim financial statements and note 15(e) of the 2004 annual consolidated financial statements.

               Under Canadian GAAP, all stock-based compensation granted to non-employees on or after December 1, 2002 is also accounted for at fair value. The value of any options granted prior to December 1, 2002 are not required to be recorded or presented under Canadian GAAP.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2005
(Unaudited)

--------------------------------------------------------------------------------

9. Reconciliation with United States generally accepted accounting principles (continued):

                  As a result, the fair value of any options granted prior to December 1, 2002 and subsequent to December 15, 1995 has not been recorded under Canadian GAAP. Under United States GAAP, the value of these options is recorded in accordance with SFAS No. 123.

            (iii) In  1996,   100,000  warrants  were  issued  as  part  of  the
                  acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

            (iv) As disclosed in note 1, under Canadian GAAP and effective December 1, 2004, the Company adopted the amendment to CICA Handbook Section 3870. Prior to December 1, 2004, the Company used the settlement method to account for amounts to employees, officers and directors. Under this method, no compensation expense was recognized under the stock option plan when stock options were issued to these individuals. Adoption of Section 3870 requires the Company to expense over the vesting period, the fair value of all employee stock-based awards granted or modified since December 1, 2002. Fair value is determined using the Black-Scholes option pricing model. Pursuant to the transitional provisions of Section 3870, the Company applied this change retroactively, without restatement of prior periods.

                  Under United States GAAP, the Company has elected under SFAS No. 123, to continue to apply the provisions of Accounting Principles Board Opinion 25 ("APB 25") to its accounting for stock compensation to employees. Under APB 25, compensation expense is measured based on the intrinsic value method. In most cases, the application of the intrinsic value method by the Company does not result in compensation expense under United States GAAP. However, the Company granted performance-based options to employees. In accordance with United States GAAP, these options are being accounted for using variable plan accounting. At each reporting date, compensation cost is measured based on an estimate of the number of options that will vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price at such dates. The compensation cost is being recognized over the estimated performance period.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2005
(Unaudited)

--------------------------------------------------------------------------------

9. Reconciliation with United States generally accepted accounting principles (continued):

       (c) Consolidated statements of cash flows:

           Cash from operations under United States GAAP includes the adjustments to loss for the period outlined in (a). Cash used in investing activities under United States GAAP excludes amounts representing acquired technology (b)(i).

       (d) Income taxes:

           Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense. There were no investment tax credits and other research and development credits recorded in the nine-month period ended August 31, 2005. There have been no investment tax credits and other research and development credits deducted from property and equipment since December 1, 1987.

       (e) Operating leases:

           Rental expenses under operating leases for the nine months ended August 31, 2005 were $658,712 (2004 - $428,865).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2005
(Unaudited)

--------------------------------------------------------------------------------

9. Reconciliation with United States generally accepted accounting principles (continued):

      (f)  Pro forma information:

           While SFAS No. 123 does not require the recording of compensation cost for stock options issued to employees at fair value, it does require disclosure of pro forma net income and income per share information as if the Company had measured for employment options issued to employees under the fair value method and recognized that fair value over the vesting period. This information is as follows:

           -------------------------------------------------------------------------------
                                                                     Nine months ended
                                                                         August 31,
                                                                   2005              2004
           -------------------------------------------------------------------------------
           Loss for the period per United States GAAP         $ (66,910)        $ (45,932)
           Compensation expense related to the
              fair value of stock options                        (2,134)           (2,195)

           -------------------------------------------------------------------------------
           Pro forma loss for the period                      $ (69,044)        $ (48,127)
           ===============================================================================

           Pro forma loss per share                           $   (0.87)        $   (0.70)

           ===============================================================================

           The effects of applying SFAS No. 123 to calculate compensation cost may not be representative of the effects on pro forma net income in future periods.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2005
(Unaudited)

--------------------------------------------------------------------------------

9. Reconciliation with United States generally accepted accounting principles (continued):

      (g) Consolidated statement of shareholders' equity:

          --------------------------------------------------------------------------------------------------------------
                                       Number     Capital                           Contributed
                                    of shares       stock      Options     Warrants     surplus     Deficit        Total
          --------------------------------------------------------------------------------------------------------------
          Balance,
             November 30, 2004         72,331   $ 245,526    $   4,825    $   1,456   $      --   $(192,111)   $  59,696
          Shares issued for cash        9,005      52,502           --           --          --          --       52,502
          Share issue costs                --      (3,720)          --           --          --          --       (3,720)
          Issued for options
             exercised                    145         627           --           --          --          --          627
          Fair value of stock
             options issued
             to non-employees              --          --          406           --          --          --          406
          Non-employee stock
             options ((b)(ii))             --          --           76           --          --          --           76
          Fair value on expired
             stock options                 --          --         (217)          --         217          --           --
          Performance based
             options ((b)(iv))             --          --          (31)          --          --          --          (31)
          Loss for the period              --          --           --           --          --     (66,910)     (66,910)

          --------------------------------------------------------------------------------------------------------------
           Balance,
             August 31, 2005           81,481   $ 294,935    $   5,059    $   1,456   $     217   $(259,021)   $  42,646
          ==============================================================================================================

10.   Recent accounting pronouncements:

      (a) Canadian GAAP:

          (i) Financial instruments, recognition and measurement:

              In January 2005, the CICA released new Handbook Section 3855, Financial Instruments, Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. The Company has not yet determined the effect these new standards on its consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2005
(Unaudited)

--------------------------------------------------------------------------------

10.   Recent accounting pronouncements (continued):

           (ii) Comprehensive income and equity:

                In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company has not yet determined the effect of these new standards on its consolidated financial position and results of operations.

           (iii)  Hedges:

                In January 2005, the CICA released new Handbook Section 3865, Hedges, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards from when and how hedge accounting may be applied. Hedge accounting is optional. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

           (iv) Non-monetary transactions:

                In June 2005, the CICA released new Handbook Section 3831, Non-monetary Transactions, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2005
(Unaudited)

--------------------------------------------------------------------------------

10.   Recent accounting pronouncements (continued):

      (b) United States GAAP:

          (i) Accounting for stock-based compensation:

              In December 2004, the FASB revised SFAS No. 123 to require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expressed no preference for a type of valuation model ("SFAS No. 123R"). The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently remeasured.

              In April 2005, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") to provide additional guidance regarding the application of SFAS 123R. SAB 107 permits registrants to choose an appropriate valuation technique or model to estimate the fair value of share options, assuming consistent application, and provides guidance for the development of assumptions used in the valuation process. Based upon SEC rules issued in April 2005, SFAS 123R is effective for fiscal years that begin after June 15, 2005 and will be adopted by the Company in the first quarter of 2006. Additionally, SAB 107 discusses disclosures to be made under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in registrants' periodic reports. The Company has not yet determined the effect of this new standard on its consolidated financial position and results of operations.

         (ii) Accounting for non-monetary transactions:

              In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, that amends APB Opinion 29, Accounting for Nonmonetary Transactions. The new standard requires non-monetary exchanges to be accounted for at fair value, recognizing any gains or loss, if the transactions meet a commercial substance criterion and fair value is determinable. The amendment will be effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2005
(Unaudited)

--------------------------------------------------------------------------------

10.   Recent accounting pronouncements (continued):

        (iii) Accounting for inventory costs:

              In November 2004, the FASB issued SFAS No. 151, Inventory Costs ("SFAS No. 151"), an amendment to Accounting Research Bulletin No. 43, Chapter 4 ("ARB 43"). This statement amends the guidance in ARB 43, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43 previously stated that these expenses may be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Prospective application of this statement is required beginning January 1, 2006. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

11.   Subsequent event:

      Subsequent to August 31, 2005, the Company, through its wholly owned subsidiary, Vasogen Ireland Limited, received gross proceeds of U.S. $40,000,000 for senior convertible notes. The notes are due October 7, 2007, subject to extension to October 7, 2010 upon the occurrence of certain regulatory approvals, and bear interest at 6.45%. Vasogen, at its option, may repay principal in any combination of cash or common shares, provided the Company's shares remain listed, a registration statement is declared effective and other conditions are met. The Company will redeem the notes in equal monthly instalments calculated as the outstanding principal amount of the notes divided by the number of months left to maturity. The Company also has the option to accelerate payments of principal if certain conditions are satisfied and subject to issuance of additional warrants in connection with exercising this option. The Company expects estimated costs of this transaction, including agency fees and legal fees and other expenses, to be approximately U.S. $3.2 million, which will be amortized as a cost of financing over the term of the related notes. As of August 31, 2005, the Company has incurred $569,000 of deferred financing charges.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2005
(Unaudited)

-------------------------------------------------------------------------------

11.   Subsequent event (continued):

      The Company obtained a letter of credit in connection with these senior convertible notes payable in the amount of U.S. $10,000,000, which is fully secured by cash on hand.

      The notes are convertible, at the option of the holder, into common stock of the Company at any time at a conversion price of U.S. $3.00 subject to anti-dilution and other adjustments, as provided in the notes.

      In conjunction with the notes, the Company also granted the following common share purchase warrants:

      -------------------------------------------------------------------------
      Number                       Exercise price                   Expiry date
      -------------------------------------------------------------------------

      3,333,333                        U.S. $3.00               October 7, 2010

      =========================================================================

      The Company is obligated to use its reasonable best efforts to file a prospectus and registration statement with the respective Canadian and United States securities regulators within 30 days of the issuance of the notes in order to register the resale of the common shares underlying the notes and issuable upon exercise of the warrants. If the Company is not successful in having its registration statement declared effective by the United States Securities Exchange Commission within 105 days of the issuance of the notes, it shall be required to pay registration delay payment equal to 2% per month of the value of the notes issued until such time as the registration is declared effective.